Filed by HealthCor Catalio Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HealthCor Catalio Acquisition Corp.

Commission File No. 001-39949

On October 14, 2021, Hyperfine, Inc. (“Hyperfine”) presented a video message from Madonna at an event in New York, which included information about the use of Hyperfine’s portable magnetic resonance imaging (MRI) device, Swoop®, in Malawi. A copy of the video message is set forth below.

Madonna:

First of all, I want to say thank you to you, Jonathan, for your incredible generosity. I don’t meet a lot of wealthy people who actually want to help, who are actually generous and actually want to give a lot. So I’m pretty overwhelmed by the fact that you are joining forces with me and that you’re making the donation that you’re making. So thank you for that.

I came to Malawi 16 years ago and I was overwhelmed with the amount of children orphaned by AIDS. And I made it my mission to not only come to the rescue of these orphaned children but also to help all vulnerable children in Malawi.

Malawi is a sub-Saharan country that is landlocked and doesn’t have a lot of resources.

So it tends to get overlooked. That means children are dying everyday of diseases that could easily be treated, from malnutrition to malaria to wounds that get infected.

I decided to build a pediatrics hospital. I named it after my daughter Mercy James and it’s run by the most incredible person, one of my greatest heroes, Dr. Borgstein.

We want to improve access to great healthcare in Malawi. We currently work with a coalition of healthcare workers.

Our new partners Hyperfine, an innovative medical device company have created the world’s first portable MRI machine.

Our researchers are using the MRI to study the effects of Malaria, which is a very treatable disease. Not only that, but to find ways to prevent getting malaria in the first place.

Given that 90% of the world doesn’t have access to an MRI machine and that the Hyperfine system has only recently been available to the United States, we are so incredibly proud that our patients are among the first in the world to be treated by this piece of cutting edge technology.

Since we’ve had the machine, over 200 children have been imaged by the system and has had such an impact.

Lifechanging is all I have to say.

Together, Raising Malawi and Hyperfine are supporting research to lead to medical breakthroughs and ultimately new lifesaving treatments for children not only in Malawi but all around the world.

I want to thank you again, Dr. Jonathan Rothberg and the rest of the team at Hyperfine for your incredible generosity, for all of your hard work, for all of your research, for your partnership and everything that has made this possible.

Let’s make the world a better place.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between HealthCor Catalio Acquisition Corp. (the “HealthCor”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”), HealthCor has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. HealthCor’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, HealthCor and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of HealthCor as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Registration Statement for the Business Combination, which is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”), includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, development and commercialization of Hyperfine’s products and services, and the potential benefits and impact of Hyperfine’s products and services in Malawi and elsewhere. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.